SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOR SEPTEMBER 17, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.        Description

Exhibit No. 1      Employee Trust announcement dated 01 September 2004
Exhibit No. 2      Employee Trust announcement dated 02 September 2004
Exhibit No. 3      Director Shareholding announcement dated 07 September 2004
Exhibit No. 4      Employee Trust announcement dated 07 September 2004
Exhibit No. 5      Employee Trust announcement dated 09 September 2004
Exhibit No. 6      Director Shareholding announcement dated 13 September 2004
Exhibit No. 7      Holding(s) in Company announcement dated 14 September 2004
Exhibit No. 8      Employee Trust announcement dated 15 September 2004
Exhibit No. 9      Employee Trust announcement dated 17 September 2004

Exhibit No. 1


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 1 September 2004 that on 31 August 2004 they disposed of 430,182 Ordinary shares of 25p each in Allied Domecq PLC.

The shares were disposed of in connection with the vesting of awards under the Allied Domecq PLC Deferred Bonus Plan (the "Plan") on that date.

The total number of unallocated ordinary shares held by the Trust following these disposals is 25,014,221 shares. The Trust also holds 462,784 ADRs

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of the disposal there has been a change in the number of shares they are interested in:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

In addition:-

1. Matching shares were transferred under the Deferred Bonus Plan to participants on the release of bonus shares in respect of the financial year ended 31 August 2001, including the executive directors listed above; and

2. We have been advised that shares, details of which are set out below, were sold on behalf of the participants on 31 August 2004 at an average price of GBP 4.431595 to satisfy income tax and national insurance arising on the vesting of the awards:-


Name                      No. of Shares Sold          Total Holding/% of issued
                                                               class

Philip Bowman             35,746                                430,653
                                                               (0.039%)

Richard Turner            12,994                                131,977
                                                               (0.012%)

Graham Hetherington      26,450                                 156,724
                                                               (0.014%)



Leonard A Quaranto
General Counsel & Company Secretary


1 September 2004

Exhibit No. 2

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 1 September 2004 that they disposed on that date of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 26,857,857 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director of Secretariat & Deputy Company Secretary


2 September 2004

Exhibit No. 3


                               ALLIED DOMECQ PLC

       CONFIRMATION OF DIRECTORS' TOTAL HOLDINGS OF SHARES IN THE COMPANY



Further to the award and release of Matching Shares under the Company's Deferred Bonus Plan on 31 August 2004, which was announced on 1 September 2004, the Company wishes to clarify the Directors' total holdings of Ordinary Shares of 25p each in the Company *, which are as follows :-


                             Total Holding       % of issued class

Philip Bowman                430,653             0.039%
Graham Hetherington          156,724             0.014%
Richard Turner               131,977             0.012%
David Scotland               142,746             0.013%


For the avoidance of doubt the above figures (and those disclosed in past and future notifications) include Bonus Shares awarded under the terms of the Company's Deferred Bonus Plan (which are forfeitable under certain circumstances) but exclude any Matching Shares that have not yet vested.


(* includes American Depository Shares representing underlying Ordinary Shares.)


Charles B Brown
Director of Secretariat &
Deputy Company Secretary


0117 978 5265


7 September 2004.

Exhibit No. 4


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 6 September 2004 that they disposed on that date of a total of 44,500 Ordinary shares of 25p each in Allied Domecq PLC.



These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following this disposal is 26,813,357 shares (made up of both Ordinary Shares and ADRs).



The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-



Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.





Charles B Brown
Director of Secretariat & Deputy Company Secretary


7 September 2004

Exhibit No. 5

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 4 separate notifications, one dated 8 September and three dated 9 September 2004 that they disposed on those dates of a total of 80,423 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,732,934 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

9 September 2004

Exhibit No. 6

                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited

151,818 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust

  1,186 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

172,249 - held in own name

430,653 - Total



5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


27   Partnership shares
 6 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.6375   - Partnership and Matching shares


13) Date of transaction

6 September 2004- Partnership and Matching share award


14) Date company informed

10 September 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

151,818 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust

  1,219 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

172,249 - held in own name

430,686 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   13 September 2004

Exhibit No. 7

                                     SCHEDULE 10

                     NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


Allied Domecq PLC


2. Name of shareholder having a major interest


FMR Corp. and its direct and indirect subsidiaries, and

Fidelity International Limited (FIL) and its direct and indirect subsidiaries



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Non-beneficial interests



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




Bank of New York Brussels                                                             705,500                FIL

Bank of New York London                                                             7,395,261                FIL

Brown Brothers Harriman                                                                97,100                FIL

Chase Manhattan Bank AG Frankfurt                                                      75,500                FIL

Chase Manhattan Bank London                                                         3,787,336                FIL

Chase Nominees Ltd                                                                  2,615,151                FIL

Citibank                                                                               28,300                FIL

Deutsche Bank                                                                         456,700                FIL

HSBC                                                                                  463,900                FIL

HSBC Client Holdings Nominee (UK) Limited                                             197,300                FIL

JP Morgan                                                                           2,718,135                FIL

Mellon Bank                                                                           357,000                FIL

Mellon Nominees Ltd                                                                    96,900                FIL

Morgan Stanley                                                                        629,600                FIL

National Australia Bank                                                                 7,300                FIL

Northern Trust                                                                      3,638,004                FIL

Nortrust Nominees Ltd                                                               1,250,900                FIL

Nortrust Nominees Ltd.                                                                 35,700                FIL

Northern Trust                                                                        266,876                FIL

PICG                                                                                    4,100                FIL

State Street Bank & Trust                                                             278,500                FIL

State Street Hong Kong                                                                 10,200                FIL

State Street Nominees Ltd                                                           1,091,200                FIL

Chase Manhattan Bank London                                                         2,660,894               FISL

Chase Nominees Ltd                                                                  2,623,537               FISL

Chase Nominees Limited                                                              6,293,676              FMRCO

State Street Nominees Limited                                                       1,230,504              FMRCO

Bank of New York                                                                      127,100               FMTC

BT Globenet Nominees Limited                                                          433,000               FMTC

Lloyds Bank Nominees Limited                                                            1,000               FMTC

Northern Trust                                                                        133,900               FMTC

State Street Bank & Trust                                                             178,200               FMTC

State Street Nominees Ltd.                                                             85,500               FMTC

Sumitomo T&B                                                                          185,765               FMTC

Bank of New York London                                                               288,000                FPM

Bankers Trust                                                                         983,000                FPM

Chase Nominees Ltd                                                                  1,803,009                FPM

Citibank                                                                              390,200                FPM

HSBC                                                                                  198,900                FPM

Mellon Nominees Ltd                                                                   361,800                FPM

Northern Trust                                                                        522,400                FPM

HSBC (3,400 ADRs)                                                                      13,600              FMRCO
GRAND TOTAL                                                                        44,720,448




FMR Corp, parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment managers of various pension and trust accounts.



Fidelity International Limited (FIL), parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment manager, for various non-US investment companies and institutional clients.



The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3d, principal shareholder of FMR Corp. and Fidelity International Limited.



5. Number of shares / amount of stock acquired


10,144,322 since last filing



6. Percentage of issued class


0.9%



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


Not Known



9. Class of security


25 pence Ordinary Shares



10. Date of transaction


Not Known



11. Date company informed


13 September 2004



12. Total holding following this notification


44,720,448





13. Total percentage holding of issued class following this notification


4.04%





14. Any additional information


The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985 (the "Act").

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purpose of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

15. Name of contact and telephone number for queries

Philippa Armstrong - Telephone: 0117 978 5190

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown,

Director, Corporate Secretariat

Deputy Company Secretary



Date of notification


14 September 2004

Exhibit No. 8


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, one dated 14 September and two dated 15 September 2004, that they disposed on those dates of a total of 32,500 ordinary shares of 25p each and 2,500 American Depositary Shares (ADSs)in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,690,434 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

15 September 2004

Exhibit No. 9


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 16 September 2004, that they disposed on that date of a total of 3,500 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 26,686,934 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


17 September 2004




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

17 September, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary